Exhibit 21.1
IMPAX LABORATORIES, INC.

Subsidiaries of the Registrant as of the date of this report:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Ownership

Amedra Pharmaceuticals LLC	Delaware	100%

CorePharma, LLC	New Jersey	100%

Impax Holdings LLC	Delaware	100%

Impax International Holdings, Inc.	Delaware	100%

Impax Laboratories Ireland Limited	Ireland	100%

Impax Laboratories (Netherlands) B.V.	Netherlands	100%

Impax Laboratories (Netherlands) C.V.	Netherlands	100%

Impax Laboratories (Taiwan) Inc.	Taiwan, Republic of China	100%

Impax Laboratories USA, LLC	California	100%

Lineage Therapeutics Inc.	Delaware	100%

Mountain, LLC	Delaware	100%

Prohealth Biotech, Inc.	Taiwan, Republic of China	57.54%

ThoRx Laboratories, Inc.	California	100%

Tower Holdings, Inc.	Delaware	100%

Trail Services, Inc.	Delaware	100%